Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 16 June 2003

ORK – Change in Executive Board of Carlsberg Breweries A/S

Chief Financial Officer Bjørn Erik Næss has informed the Board of Directors of Carlsberg Breweries A/S that he wishes to leave his position at the end of the year to move back to Norway, because of family reasons.

Bjørn Erik Næss has been Chief Financial Officer for Carlsberg Breweries since the company was established in February 2001. He has been responsible for the wide-ranging development of the Group's internal reporting, and made a significant contribution to the creation of the Group itself and the integration of Orkla's beverage businesses with Carlsberg Breweries.

The Board of Directors intends to make a decision regarding Bjørn Erik Næss' successor during the autumn.